Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTHS ENDED JUNE 30, 2017

Monaco, July 25, 2017 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six-months ended June 30, 2017.

•	Voyage revenues adjusted on a cash basis of $102.2 million and $204.9 million for the three and six-months ended June 30, 2017, respectively.

•	Adjusted Net Income available to common stockholders of $20.6 million or $0.21 per share and $41.3 million or $0.44 per share for the three and six-months ended June 30, 2017, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. Vessel deliveries

•	On May 15, 2017 and May 18, 2017, we accepted delivery of the 2014-built 4,957 TEU containerships, Kyparissia and Leonidio, respectively. Both vessels are chartered to Maersk Line through Q4 2024.
•	On May 16, 2017, we accepted delivery of the 2005-built 7,471 TEU containership, Maersk Kowloon. On June 12, 2017, the vessel commenced its 5-year charter with Maersk Line.
•	On May 31, 2017, we accepted delivery of the 11,010 TEU containership Cape Artemisio, from the shipyard, which was acquired pursuant to our joint venture with York. The vessel commenced its charter in June 2017. Costamare holds a 49% interest in the entity that owns the vessel.

B. New financing transactions

•	In June 2017, we entered into two new financing agreements for the 2014-built 4,957 TEU containerships Leonidio and Kyparissia, with a Chinese financial institution.
•	We are currently in discussions for the financing of the 2005-built 7,471 TEU containership, Maersk Kowloon.

C. Follow-on Offering

•	On May 31, 2017, the Company completed a follow-on public offering of 13.5 million shares of its common stock at $7.10 per share, upsized from an initial 12.5 million shares. The gross proceeds from the offering before the underwriting discount and other offering expenses were approximately $95.85 million. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, purchased $10.0 million of shares in the offering. We plan to use the net proceeds of this offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

D. New charter agreements

•	The Company entered into the following charter agreements:

°	Agreed to extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a period of 11 to 13 months, starting from June 1, 2017, at a daily rate of $6,500.
°	Agreed to charter the 2001-built, 1,078 TEU containership Stadt Luebeck to Sea Consortium, for a period of 25 days to 90 days starting from April 8, 2017, at a daily rate of $6,500. Subsequently, agreed to extend the charter with Sea Consortium for a further period of 1 to 3 months, starting from May 6, 2017, at a daily rate of $6,800.
°	Agreed to extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of 3 to 8 months, starting from July 21, 2017, at a daily rate of $8,300.
°	Agreed to extend the charter of the 2002-built, 4,132 TEU containership MSC Ulsan with MSC for a period up to August 20, 2017, starting from June 25, 2017, at a daily rate of $8,000.
°	Agreed to extend the charter of the 2000-built, 1,645 TEU containership Neapolis with Evergreen for a period of 3 to 8 months, starting from June 25, 2017, at a daily rate of $6,900.
°	Agreed to extend the charter of the 1998-built, 1,645 TEU containership Padma with Evergreen for a period of 4 to 8 months, starting from August 21, 2017, at a daily rate of $6,800.

E. Dividend announcements

•	On July 3, 2017, we declared a dividend for the second quarter ended June 30, 2017, of $0.10 per share on our common stock, payable on August 7, 2017, to stockholders of record on July 24, 2017.

•	On July 3, 2017, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on July 17, 2017 to holders of record on July 14, 2017.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter the Company delivered solid results.

We recently accepted delivery of three second hand vessels, which have been chartered for periods ranging from 5 to 7 years. During the quarter we entered into debt financing agreements for two of them and we are into discussions regarding the debt finance of the third ship. As of today all of our new building program is fully funded with remaining equity commitments amounting to only US $ 2 million, due in 2018.

On the chartering side, we have no ships laid up. We continue to charter our vessels, having chartered in total 6 ships since the last quarter.

Finally, on the dividend and the Dividend Reinvestment Plan currently in place, members of the founding family, as has been the case since the inception of the plan, have decided to reinvest in full the second quarter cash dividends.

As mentioned in the past, our goal is to strengthen the Company and enhance long term shareholder value. In that respect, we are actively looking at new transactions selectively.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2016	2017	2016	2017

Voyage revenue	$239,799	$210,541	$119,525	$105,017
Accrued charter revenue (1)	$(2,067)	$(5,599)	$(1,615)	$(2,808)
Voyage revenue adjusted on a cash basis (2)	$237,732	$204,942	$117,910	$102,209

Adjusted Net Income available to common stockholders (3)	$63,959	$41,349	$31,891	$20,575
Weighted Average number of shares	75,474,844	93,851,789	75,549,644	96,635,709
Adjusted Earnings per share (3)	$0.85	$0.44	$0.42	$0.21

Net Income	$72,038	$46,063	$37,042	$23,048
Net Income available to common stockholders	$61,565	$35,590	$31,776	$17,724
Weighted Average number of shares	75,474,844	93,851,789	75,549,644	96,635,709
Earnings per share	$0.82	$0.38	$0.42	$0.18

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non- GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and six-month periods ended June 30, 2017 and 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2016	2017	2016	2017

Net Income	$72,038	$46,063	$37,042	$23,048
Earnings allocated to Preferred Stock	(10,473)	(10,473)	(5,266)	(5,324)
Net Income available to common stockholders	61,565	35,590	31,776	17,724
Accrued charter revenue	(2,067)	(5,599)	(1,615)	(2,808)
General and administrative expenses – non-cash component	2,746	2,078	1,402	1,094
Amortization of prepaid lease rentals, net	2,477	4,320	1,239	2,162
Realized Gain on Euro/USD forward contracts (1)	(678)	(181)	(439)	(213)
Loss on sale / disposals of vessels	-	3,638	-	-
Loss on vessel held for sale	-	2,732	-	2,732
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(84)	(1,229)	(472)	(116)
Adjusted Net Income available to common stockholders	$63,959	$41,349	$31,891	$20,575
Adjusted Earnings per Share	$0.85	$0.44	$0.42	$0.21
Weighted average number of shares	75,474,844	93,851,789	75,549,644	96,635,709

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, loss on sale / disposal of vessels, loss on vessel held for sale, general and administrative expenses - non-cash component, amortization of prepaid lease rentals, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

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